UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Dianthus Therapeutics, Inc.

(Name of Issuer)

Common stock, $0.001 par value per share

(Title of Class of Securities)

252828108

(CUSIP Number)

September 11, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 252828108
1.	Names of Reporting Persons 5AM Ventures VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,049,030 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,049,030 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,049,030 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.1% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by 5AM Ventures VII, L.P. (“Ventures VII”), 5AM Partners VII, LLC (“Partners VII”), 5AM Opportunities II, L.P. (“Opps II”), 5AM Opportunities II (GP), LLC (“Opps II GP”), Andrew J. Schwab (“Schwab”) and Dr. Kush Parmar (“Parmar” and, with Ventures VII, Partners VII, Opps II, Opps II GP and Schwab collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of 1,041,488 shares of Common Stock and 7,542 shares of Common Stock issuable upon the exercise of immediately exercisable warrants (“Warrants”) held by Ventures VII. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon exercise of the Warrants held by Ventures VII as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Warrants, the Issuer may not effect the exercise of any such Warrant, and a holder will not be entitled to exercise any portion of such Warrant, if, upon giving effect to such exercise, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.9999% of the number of shares of common stock outstanding immediately after giving effect to the exercise. Partners VII is the sole general partner of Ventures VII and Schwab and Parmar are the managing members of Partners VII. Each of Partners VII, Schwab and Parmar shares voting and dispositive power over the shares held by Ventures VII.

(3)	This percentage is calculated based upon the sum of (i) 14,813,295 shares of Common Stock outstanding as of September 11, 2023, as reported by the Issuer to the Reporting Persons on September 19, 2023 and (ii) 7,542 shares issuable upon the exercise of the Warrants described in Footnote 2 above.

CUSIP No. 252828108
1.	Names of Reporting Persons 5AM Partners VII, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,049,030 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,049,030 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,049,030 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.1% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of 1,041,488 shares of Common Stock and 7,542 shares of Common Stock issuable upon the exercise of Warrants held by Ventures VII. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon exercise of the Warrants held by Ventures VII as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Warrants, the Issuer may not effect the exercise of any such Warrant, and a holder will not be entitled to exercise any portion of such Warrant, if, upon giving effect to such exercise, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.9999% of the number of shares of common stock outstanding immediately after giving effect to the exercise. Partners VII is the sole general partner of Ventures VII and Schwab and Parmar are the managing members of Partners VII. Each of Partners VII, Schwab and Parmar shares voting and dispositive power over the shares held by Ventures VII.

(3)	This percentage is calculated based upon the sum of (i) 14,813,295 shares of Common Stock outstanding as of September 11, 2023, as reported by the Issuer to the Reporting Persons on September 19, 2023 and (ii) 7,542 shares issuable upon the exercise of the Warrants described in Footnote 2 above.

CUSIP No. 252828108
1.	Names of Reporting Persons 5AM Opportunities II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 433,290 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 433,290 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 433,290 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.9% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of 430,776 shares of Common Stock and 2,514 shares of Common Stock issuable upon the exercise of Warrants held by Opps II. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon exercise of the Warrants held by Opps II as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Warrants, the Issuer may not effect the exercise of any such Warrant, and a holder will not be entitled to exercise any portion of such Warrant, if, upon giving effect to such exercise, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.9999% of the number of shares of common stock outstanding immediately after giving effect to the exercise. Opps II GP is the sole general partner of Opps II and Schwab and Parmar are the managing members of Opps II GP. Each of Opps II GP, Schwab and Parmar shares voting and dispositive power over the shares held by Opps II.

(3)	This percentage is calculated based upon the sum of (i) 14,813,295 shares of Common Stock outstanding as of September 11, 2023, as reported by the Issuer to the Reporting Persons on September 19, 2023 and (ii) 2,514 shares issuable upon the exercise of the Warrants described in Footnote 2 above.

CUSIP No. 252828108
1.	Names of Reporting Persons 5AM Opportunities II (GP), LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 433,290 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 433,290 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 433,290(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.9% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of 430,776 shares of Common Stock and 2,514 shares of Common Stock issuable upon the exercise of Warrants held by Opps II. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon exercise of the Warrants held by Opps II as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Warrants, the Issuer may not effect the exercise of any such Warrant, and a holder will not be entitled to exercise any portion of such Warrant, if, upon giving effect to such exercise, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.9999% of the number of shares of common stock outstanding immediately after giving effect to the exercise. Opps II GP is the sole general partner of Opps II and Schwab and Parmar are the managing members of Opps II GP. Each of Opps II GP, Schwab and Parmar shares voting and dispositive power over the shares held by Opps II.

(3)	This percentage is calculated based upon the sum of (i) 14,813,295 shares of Common Stock outstanding as of September 11, 2023, as reported by the Issuer to the Reporting Persons on September 19, 2023 and (ii) 2,514 shares issuable upon the exercise of the Warrants described in Footnote 2 above.

CUSIP No. 252828108
1.	Names of Reporting Persons Andrew J. Schwab
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,482,320 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,482,320 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,482,320 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.9999% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of (i) 1,041,488 shares of Common Stock and 7,542 shares of Common Stock issuable upon the exercise of Warrants held by Ventures VII and (ii) 430,776 shares of Common Stock and 2,514 shares of Common Stock issuable upon the exercise of Warrants held by Opps II. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon exercise of the Warrants held by Ventures VII and Opps II as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Warrants, the Issuer may not effect the exercise of any such Warrant, and a holder will not be entitled to exercise any portion of such Warrant, if, upon giving effect to such exercise, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.9999% of the number of shares of common stock outstanding immediately after giving effect to the exercise. Partners VII is the sole general partner of Ventures VII and Opps II GP is the sole general partner of Opps II. Schwab and Parmar are the managing members of each of Partners VII and Opps II GP. Each of Schwab and Parmar shares voting and dispositive power over the shares held by Ventures VII and Opps II.

(3)	This percentage is calculated based upon the sum of (i) 14,813,295 shares of Common Stock outstanding as of September 11, 2023, as reported by the Issuer to the Reporting Persons on September 19, 2023 and (ii) 10,056 shares issuable upon the exercise of the Warrants described in Footnote 2 above.

CUSIP No. 252828108
1.	Names of Reporting Persons Kush Parmar
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,482,320 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,482,320 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,482,320 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.9999% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Consists of (i) 1,041,488 shares of Common Stock and 7,542 shares of Common Stock issuable upon the exercise of Warrants held by Ventures VII and (ii) 430,776 shares of Common Stock and 2,514 shares of Common Stock issuable upon the exercise of Warrants held by Opps II. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon exercise of the Warrants held by Ventures VII and Opps II as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Warrants, the Issuer may not effect the exercise of any such Warrant, and a holder will not be entitled to exercise any portion of such Warrant, if, upon giving effect to such exercise, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.9999% of the number of shares of common stock outstanding immediately after giving effect to the exercise. Partners VII is the sole general partner of Ventures VII and Opps II GP is the sole general partner of Opps II. Schwab and Parmar are the managing members of each of Partners VII and Opps II GP. Each of Schwab and Parmar shares voting and dispositive power over the shares held by Ventures VII and Opps II.

(3)	This percentage is calculated based upon the sum of (i) 14,813,295 shares of Common Stock outstanding as of September 11, 2023, as reported by the Issuer to the Reporting Persons on September 19, 2023 and (ii) 10,056 shares issuable upon the exercise of the Warrants described in Footnote 2 above.

Item 1.

(a)	Name of Issuer Dianthus Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices 7 Times Square, 43rd Floor New York, NY 10036

Item 2.

(a)	Name of Person Filing
5AM Ventures VII, L.P. (“Ventures VII”)
5AM Partners VII, LLC (“Partners VII”)
5AM Opportunities II, L.P. (“Opps II”)
5AM Opportunities II (GP), LLC (“Opps II GP”)
Andrew J. Schwab (“Schwab”)
Dr. Kush Parmar (“Parmar”)

(b)	Address of Principal Business Office or, if none, Residence c/o 5AM Ventures 501 Second Street, Suite 350 San Francisco, CA 94107

(c)	Citizenship
	Entities:	Ventures VII	-	Delaware
		Partners VII	-	Delaware
		Opps II	-	Delaware
		Opps II GP	-	Delaware
	Individuals:	Schwab	-	United States
		Parmar	-	United States
(d)	Title of Class of Securities Common Stock, $0.001 par value (“Common Stock”)

(e)	CUSIP Number 252828108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

The following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 is provided as of September 21, 2023:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
Ventures VII (1)	1,049,030	0	1,049,030	0	1,049,030	1,049,030	7.1%
Partners VII (1)	0	0	1,049,030	0	1,049,030	1,049,030	7.1%
Opps II (2)	433,290	0	433,290	0	433,290	433,290	3.0%
Opps II GP (2)	0	0	433,290	0	433,290	433,290	3.0%
Schwab (1)(2)	0	0	1,482,320	0	1,482,320	1,482,320	9.9999%
Parmar (1)(2)	0	0	1,482,320	0	1,482,320	1,482,320	9.9999%

(1)	Includes 1,041,488 shares of Common Stock and 7,542 shares of Common Stock issuable upon the exercise of Warrants held by Ventures VII. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon exercise of the Warrants held by Ventures VII as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Warrants, the Issuer may not effect the exercise of any such Warrant, and a holder will not be entitled to exercise any portion of such Warrant, if, upon giving effect to such exercise, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.9999% of the number of shares of common stock outstanding immediately after giving effect to the exercise. Partners VII is the sole general partner of Ventures VII and Schwab and Parmar are the managing members of Partners VII. Each of Partners VII, Schwab and Parmar shares voting and dispositive power over the shares held by Ventures VII.

(2)	Includes 430,776 shares of Common Stock and 2,514 shares of Common Stock issuable upon the exercise of Warrants held by Opps II. The share numbers in the preceding sentence represent the maximum number of shares of common stock issuable upon exercise of the Warrants held by Opps II as a result of the beneficial ownership provision described in the following sentence. Under the terms of the Warrants, the Issuer may not effect the exercise of any such Warrant, and a holder will not be entitled to exercise any portion of such Warrant, if, upon giving effect to such exercise, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates and other attribution parties) would exceed 9.9999% of the number of shares of common stock outstanding immediately after giving effect to the exercise. Opps II GP is the sole general partner of Opps II and Schwab and Parmar are the managing members of Opps II GP. Each of Opps II GP, Schwab and Parmar shares voting and dispositive power over the shares held by Opps II.

(3)	This percentage is calculated based upon the sum of (i) 14,813,295 shares of Common Stock outstanding as of September 11, 2023, as reported by the Issuer to the Reporting Persons on September 19, 2023 and (ii) shares issuable upon the exercise of the Warrants described above, as applicable.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2023

5AM Ventures VII, L.P.		5AM Partners VII, LLC

By:	5AM Partners VII, LLC	By:	/s/ Andrew J. Schwab
its	General Partner		Name: Andrew J. Schwab
Title: Managing Member
By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Opportunities II, L.P.		5AM Opportunities II (GP), LLC

By:	5AM Opportunities II (GP), LLC	By:	/s/ Andrew J. Schwab
its	General Partner		Name: Andrew J. Schwab
Title: Managing Member
By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

/s/ Andrew J. Schwab
Andrew J. Schwab

/s/ Dr. Kush Parmar
Dr. Kush Parmar

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Dianthus Therapeutics, Inc. is filed on behalf of each of us.

Dated: September 21, 2023

5AM Ventures VII, L.P.		5AM Partners VII, LLC

By:	5AM Partners VII, LLC	By:	/s/ Andrew J. Schwab
its	General Partner		Name: Andrew J. Schwab
Title: Managing Member
By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Opportunities II, L.P.		5AM Opportunities II (GP), LLC

By:	5AM Opportunities II (GP), LLC	By:	/s/ Andrew J. Schwab
its	General Partner		Name: Andrew J. Schwab
Title: Managing Member
By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

/s/ Andrew J. Schwab
Andrew J. Schwab

/s/ Dr. Kush Parmar
Dr. Kush Parmar